SECURITIES AND EXCHANCE COMMISSION

                             Washington, D.C. 20549

                                   -----------

                                 SCHEDULE 13G/A
           (Under Rule 13d-102 of the Securities Exchange Act of 1934)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)

                              Verilink Corporation
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                 000923432 10 8
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               |_|  Rule 13d-1(b)

               |_|  Rule 13d-1(c)

               |X|  Rule 13d-1(d)

---------------------                                          -----------------
CUSIP No. 923432 10 8               13G/A                      Page 2 of 5 Pages
---------------------                                          -----------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven C. Taylor
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                  5    SOLE VOTING POWER

                       1,055,100
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,050
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,055,100
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,050
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,056,150
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.0%
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12  TYPE OF REPORTING PERSON

    IN
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

SCHEDULE 13G/A                                                 Page 3 of 5 Pages
STEVEN C. TAYLOR


ITEM  1.

      (a)   Name of Issuer:

                   Verilink Corporation

      (b)   Address of Issuer's Principal Executive Offices:

                   127 Jetplex Circle
                   Madison, AL 35758

ITEM  2.

      (a)   Name of Person Filing:

                   Steven C. Taylor

      (b)   Address of Principal Business Office or, if none,
            Residence:

                   127 Jetplex Circle
                   Madison, AL 35758

      (c)   Citizenship:

                   United States

      (d)   Title of Class Securities:

                   Common Stock, par value $.01

      (e)   CUSIP Number:

                   000923432108

ITEM  3.

            Not Applicable.

SCHEDULE 13G/A                                                Page 4 of 5 Pages
STEVEN C. TAYLOR


ITEM  4.    OWNERSHIP

      (a)   Amount Beneficially Owned:

            1,056,150 shares. Includes 953,557 shares held directly by Steven
            C. Taylor; 1,050 shares owned by Baytech Associates, a California general partnership in which Mr. Taylor has a 50% general partner interest (the "Baytech Shares"); and 101,543 vested options which are exercisable within 60 days of December 31, 2002 (the "Option Shares").

      (b)   Percent of Class: 7.0%.

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                  1,055,100 (comprised of the directly held shares and the Option Shares)

            (ii)  shared power to vote or to direct the vote:

                  1,050 shares (the Baytech Shares)

            (iii) sole power to dispose or to direct the disposition of:

                  1,055,100 (comprised of the directly held shares and the Option Shares)

            (iv)  shared power to dispose or to direct the disposition of:

                  1,050 shares (the Baytech Shares)

ITEM  5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.

ITEM  6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM  8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

SCHEDULE 13G/A                                                 Page 5 of 5 Pages
STEVEN C. TAYLOR


ITEM  9.    NOTICE OF DISSOLUTION OF THE GROUP

            Not applicable.

ITEM  10.   CERTIFICATION

            Not applicable.

                                     * * * *

                                    SIGNATURE

            After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  February 12, 2003


                                        /s/ STEVEN C. TAYLOR
                                        ----------------------------------------
                                        Steven C. Taylor